FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending December 16, 2002

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 16, 2002                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

9 December 2002

GlaxoSmithKline PLC

                             GSK Share Re-Purchases


GlaxoSmithKline PLC announces that, in accordance with the authority granted by shareholders at the Annual General meeting on 20th May 2002, it purchased for cancellation 840,000 of its Ordinary 25 pence shares on Monday 9th December 2002 at a price of 1171.68 pence per share.

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

12 December 2002       The Administrators of the GlaxoSmithKline US Retirement
                       Savings Plan (the Plan) notified GlaxoSmithKline plc on 13 December 2002, that as a result of movement in the fund on the 12 December 2002, the number of Ordinary
                       Share ADRs held by the fund had decreased from 18,316,333 to 18,283,037 at an average price of $37.24.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Mr J D Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

16 December 2002

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


13 December 2002       The  Administrators  of the SmithKline  Beecham  Employee
                       Benefit  Trust ("the  Trust")  notified the Company on 16
                       December  2002  that  12,898  Ordinary  shares  had  been
                       transferred   from  the  Trust  to  participants  of  the
                       SmithKline Beecham 1991 Share Option Plan.



The Trust is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and John Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

16 December 2002

Issued:  07.00 Tuesday 17th December, London

GLAXOSMITHKLINE RECEIVES US APPROVABLE LETTER FOR ADVAIR(TM)FOR THE TREATMENT OF
                     CHRONIC OBSTRUCTIVE PULMONARY DISEASE

GlaxoSmithKline today announced it has received an approvable letter from the U.S. Food and Drug Administration (FDA) for Advair(TM) Diskus(TM), which is under review for the treatment of chronic obstruCTIVE pulmonary disease (COPD). An approvable letter had previously been received in March this year.

GlaxoSmithKline is working with the FDA to clarify and resolve outstanding issues.


S M Bicknell
Company Secretary

17 December 2002



About GSK:
GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.

Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, GlaxoSmithKline cautions investors that any forward-looking statements or projections made by GSK, including those made in this news release, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the company's operations are discussed in the section "Cautionary factors that may affect future results" in GSK's results announcement for the year ended 31 December 2001, filed with the U.S. Securities and Exchange Commission."

For company information, visit GSK on the World Wide Web at http://www.gsk.com
Enquiries:

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